

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2014

<u>Via E-mail</u>
Mr. Daniel Judd
Chief Financial Officer
Sitestar Corporation
7109 Timberlake Road
Suite 201
Lynchburg, Virginia 24502

      Re: **Sitestar Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed April 15, 2014
                File No. 0-27763

Dear Mr. Judd:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Patrick Gilmore

                    Patrick Gilmore
                    Accounting Branch Chief